January 2014 www.xtlbio.com XTL Biopharmaceuticals (NASDAQ: XTLB) (TASE: XTL)

 Forward Looking Statements The following slides contain forward - looking statements that include, but are not limited to, projections about our business and our future revenues, expenses, activities and profitability . Forward - looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from those expressed or implied by such forward - looking statements due to factors that include, but are not limited to the risk factors set forth in our Annual Report on Form 20 - F for the fiscal year ended December 31 , 2012 , filed with the U . S . Securities and Exchange Commission on April 25 , 2013 . You are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date of this presentation . The Company undertakes no obligation to update any forward - looking statements, to report events or to report the occurrence of unanticipated events that may lead to the actual events, results, performance, circumstances or achievements of the Company being different than as envisaged by such forward looking statements .

Investment Proposition (NASDAQ: XTLB / TASE:XTL) ▪ Focusing on the in - licensing and development of late - stage clinical assets to treat serious unmet medical needs in large markets ▪ Assets have a well - defined path, quick time to market ▪ Partner drug to big pharma after Phase II development ▪ Three assets in current development pipeline ▪ hCDR 1 – treatment for Systemic Lupus Erythematosus (SLE) ▪ rHuEPO – treatment for Multiple Myeloma (MM) ▪ SAM - 101 – treatment for schizophrenia ▪ Experienced management team and advisory board

Corporate Snapshot (Nasdaq: XTLB) ▪ Headquarters: Herzliya Pituach, Israel ▪ ADRs trading on the NASDAQ (symbol: XTLB) and on the Tel - Aviv Stock Exchange(symbol: XTL) ▪ Current Price: $ 3.80 (as of 1 / 22 / 14 ) ▪ Average Volume ( 3 months): 7 , 834 ▪ Market Cap: ~$ 53 million ▪ Cap Structure: Common, no debt, no preferred ▪ Cash: ~$ 4 million (as of 12 / 31 / 13 ) ▪ Cash Burn: ~$ 1 million per year

Management Team Experience ▪ Josh Levine, CEO CEO , Proteologics Ltd; Senior Director, Teva Pharmaceuticals (Innovative Ventures); Partner, Platinum Neurone Ventures (Israeli VC); Head of Corporate Finance, Patterson Travis; Corporate Attorney, Willkie Farr & Gallagher ▪ David Kestenbaum, CPA & MBA , CFO CFO , ZenithSolar Ltd.; Finance Director, Colbar Lifscience Ltd. (division of Johnson & Johnson (NYSE:JNJ)); CFO, ZAG Industries Ltd. (division of The Stanleyworks Inc. (NYSE:SWK)); CFO, Lever Israel (division of Unilever NV (NYSE:UN (ADR))); Sr. Associate – Audit, PriceWaterhouseCoopers , New York ▪ Prof. Moshe Mittelman , MD , Medical Director Physician and Scientist, Internationally renowned haematologist. Director, Dept. of Internal Medicine at Ichilov Hospital (Tel Aviv Sourasky Medical Center). Director, Gaon Holdings (TASE: GAON). Formerly Member of the Public Health Reimbursement Committee and Chairman of the Israeli Internal Medicine Association

Mid to Late Stage Focus: Ideal Investment Opportunity

Product Pipeline

hCDR 1 for the treatment of Lupus

Systemic “Lupus” Erythematosus (SLE)  Lupus is a chronic, debilitating inflammatory autoimmune disease, resulting in rheumatologic, dermatological and end - organ manifestations

Lupus: Market Overview ▪ Prevalence ▪ 1.5 million patients in the U.S. ( 5 million patients worldwide) 1 v a r ying across ethnicities and geographies ▪ 90 % are women / 80 % between ages of 15 and 45 ▪ Prognosis ▪ Dermatologic & musculoskeletal manifestation most common early on ▪ End organs become involved as disease progresses ▪ Most common causes of death ▪ Renal failure ▪ Cardiovascular disease ▪ CNS disorders ▪ Intercurrent infections ▪ 10 - year survival rate for ~ 90 % of patients ( 65 % rate for patients with renal involvement) 1 Lupus Foundation of America

Lupus: Competitive Landscape ▪ Current treatments used for Lupus ( NO completely effective treatments in market): ▪ Corticosteroids, cytotoxic immune - suppressants (palliative care) ▪ Non specific, severe side effects (hypertension, osteoporosis, bone marrow suppression, increased cancer risk, etc.) ▪ Benlysta (BLyS) – (HGS/GSK) Approved Mar 2011 ▪ Only approved drug against Lupus in the last 50 + years ▪ Unclear correlation between autoantibodies and disease severity ▪ Estimated 15 - 20 % of SLE patients are candidates for Benlysta ▪ Launch is slower than expected due to unclear patient selection and cost - effectiveness ▪ Original forecast peak annual sales of $ 2 B with price point of $ 35 , 000 per year ▪ Weak pipeline: primarily B - cell inhibitors – like Benlysta ▪ Questionable efficacy and long term safety

hCDR 1 for the treatment of Lupus hCDR 1 is a peptide that down - regulates the SLE - related autoimmune process ▪ Specific upstream immunomodulation through the generation of regulatory T cells ▪ Developed by Prof. Edna Mozes of the The Weizmann Institute of Science (Israel) ▪ XTL obtained exclusive license from Yeda Research and Development Co. ( 1 / 2014 ) ▪ Over 40 peer reviewed journal articles published on hCDR 1  Mechanism of Action of hCDR 1

(NZBxNZW)F 1 Lupus - prone mice 10 s.c. weekly injections with Edratide or control peptide (or just vehicle) BALB/c mice with induced Lupus Anti - dsDNA antibodies * p< 0.05 Proteinuria * p< 0.05 Animal Data: Beneficial Effects of hCDR 1 Immune complex deposits

Clinical Trial History of hCDR 1 ▪ Three clinical trials completed (by Teva): Phase Ia, Ib trials and a Phase II (PRELUDE) trial ▪ Studies included over 400 patients ▪ Demonstrated to be well tolerated by patients and to have a favorable safety profile ▪ Phase II (PRELUDE) trial ▪ Did not meet primary endpoint (SLEDAI) – Teva returned hCDR 1 to Yeda in 2009 ▪ Encouraging results in secondary clinical endpoint, the BILAG index ▪ 0.5 mg weekly dose showed a substantial effect ▪ Opportunity for hCDR 1 ▪ FDA published guidelines (2010): secondary endpoint, BILAG (or SRI), should be the correct primary endpoint ▪ Similar pathway for approval that Benlysta successfully completed

PRELUDE Trial Design  ▪ Primary endpoint (SLEDAI ) was not met ▪ Secondary and Exploratory Endpoints (BILAG, Flares) showed positive trends ▪ Edratide seems to have a favorable safety profile and is well tolerated

Post - Hoc Post - Hoc Pre Defined 36 40 43 50 13 15 16 15 27 23 20 18 N= 88 N= 59 N= 169 OR (Odds Ratio) [95%CL] Value Lower Limit Upper Limit LR Test P-Value Comparison 0.5 mg vs Placebo 2.09 1.07 4.14 0.03 1 mg vs Placebo 1.85 0.94 3.68 0.07 2.5 mg vs Placebo 1.26 0.65 2.45 0.50 BILAG Complete Responder at LOV compared to baseline ITT Cohort (N= 316 ) PRELUDE - Secondary Endpoint  The 0.5 mg dose had a substantial effect (see next slide)

BILAG Responder Analysis at LOV Compared to Baseline (Placebo vs. Edratide 0.5 mg) PRELUDE - Secondary Endpoint (Pre - defined)  n= 83 n= 76 Substantial effect even though steroid withdrawal was not enforced (see below)

BILAG Complete Responder Analysis (Placebo vs. Edratide 0.5 mg) Subjects with BL Steroids < 20 mg daily dosage (n= 137 ) Subjects with no Steroids at BL (n= 29 ) PRELUDE - Secondary Endpoint (Post Hoc) n= 69 n= 68 n= 16 n= 13 Clear trend toward even more substantial effect with reduced steroid use

New Phase 2 b Trial: To Improve Probability of Success Proposed trial design is based on: ▪ FDA guidelines* ▪ Benlysta trials as a case study ▪ Lessons learned from PRELUDE PRELUDE Trial Proposed Phase 2b Primary endpoint SLEDAI only BILAG Substantial Responders Dose 0.5, 1, 2.5 mg 0.5, 0.25 mg Steroid Use Corticosteroids masking Steroid sparing not enforced Defined regimen of steroids Mandatory and enforced Trial duration 26 week study Extend to 52 weeks Execution Site discrepancies in calculating disease matrices Suboptimal sample & data handling Training and monitoring Specialized CRO * June 2010 FDA Guidance for Developing Medical Products for Treatment of SLE

rHuEPO for treatment of multiple myeloma (MM)

Multiple Myeloma (“MM”): Market Overview ▪ MM is a severe and incurable malignant hematological cancer of plasma cells ▪ Average age at diagnosis is 65 - 70 years; with a m edian survival is still: 4 - 5 years ▪ MM is the second most common hematological cancer ( 10%) and about 1 % of all cancers ▪ In the US there are ~ 75 , 000 * people living with MM ▪ ~ 20 , 000 * new cases diagnosed annually ▪ ~ 45 , 000 new cases in the western world annually ▪ The disease is progressive with various complications until death: ▪ Renal failure, bone pain/fractures, damage to the nervous system, anemia, recurrent infections ▪ The MM drug market will more than double from $ 2.1 billion in 2008 to $ 5.3 billion in 2018 ** * According to the National Cancer Institute estimation for 2011 ** According to Decision Resources 2010 report

▪ There are several lines of treatment – mainly combinations of drugs/treatments ▪ IMIDs: Thalidomide ®, Lenalidomide (Revlimid ®), Pomalidomide (Pomalis®) ▪ Proteasome inhibitors: Bortezomib (Velcade ®), Carfilzomib (Kyprolis®) (+Steroids) ▪ Chemotherapy: Melphalan; Cyclophosphamide; Doxorubicin, etc… ▪ Stem cell transplantation (< 65 years of age) ▪ Patients typically receive 3 - 4 lines of treatment, until death ▪ Treatment, if effective, is given until disease progression (usually less than 1 year) ▪ Patients stop / change treatment because of: ▪ Significant side effects or ▪ drug resistance (disease progression/relapse) Multiple Myeloma – Competitive Landscape

rHuEPO – Drug Overview ▪ Recombinant human erythropoietin (rHuEPO) is a hormone, produced by the kidneys, and is responsible for red blood cell production in the bone marrow ▪ Leading branded medicine forms of rHuEPO, include J&J (Procrit® and Eprex®); Roche (NeoRecormon®); and Amgen (Epogen® and Aranesp®) ▪ Considered to be a blockbuster drug ▪ Approved for anemia only: ▪ Chronic renal failure ▪ Anemia of cancer ▪ Black Box warning/FDA alert ▪ Limited Off - Label use with rHuEPO

▪ Clinical observation on advanced MM patients treated with rHuEPO for anemia ( 1990 s; Prof. Mittelman) : ▪ Corrected the anemia (Hb rise) – known effect ▪ Reduced blood transfusion requirements ▪ Improved quality of life ▪ A novel biological effect: Patients lived 38 - 94 months longer than expected! ▪ Extensive clinical/basic research with human patients and mice models: ▪ rHuEPO has an anti - myeloma effect ▪ rHuEPO induces myeloma regression ▪ rHuEPO prolongs survival of advanced - stage MM patients ▪ MOA: stimulation of the immune system ▪ Published in medical literature Clinical Trial History of rHuEPO for use with MM Patients

rHuEPO for MM: Phase 2 Study ▪ Received patent (in U.S., Europe, Israel, Canada, Hong Kong and Japan) and orphan drug designation ▪ Provides 7 years marketing exclusivity in the U.S., from the date of drug approval ▪ Company already started the regulatory work toward receipt of the IND ▪ IND expected for rHuEPO mid - 2014 ▪ Study Design : Double blind, placebo controlled, study to assess the safety and effect on survival of rHuEpo ) in patients with advanced multiple myeloma

SAM - 101 for treatment of schizophrenia  Schizophrenia networks in prefrontal cortex

Schizophrenia: Market Overview  Schizophrenia is a severe brain disorder in which people interpret reality abnormally, which may result in some combination of hallucinations, delusions, and disordered thinking and behavior. Estimated market of $ 6.4 billion in 2010 (According to Decision Resources). Atypical antipsychotics have improved schizophrenia treatments with a better side - effect profile Five Key Unmet Needs Remain Un - answered: Compliance improvement Poor patient compliance ( 20 - 40% ) - preventing effective management and contributing to relapse – poor compliance is inherent to the disease and due to side effects Treatment for partial responders Up to 25 % of the schizophrenia population appear to become more resistant to current therapies along with the development of the disease Cognitive symptoms treatment Among current atypical antipsychotics none show statistically significant efficacy Negative symptoms treatment Current treatment have little benefits ; negative symptoms continue to limit patient recovery Better side - effect profile No ideal balance between efficacy and side - effect profile ( weight gain, risk for metabolic syndrome, sedation, impotence )

▪ SAM - 101 is a combination therapy: existing antipsychotic drug + minocycline (acts synergistically to provide an optimal treatment of schizophrenia) ▪ Minocycline is a commonly prescribed anti - microbial and anti - inflammatory drug ▪ Effectively crosses the blood - brain barrier ▪ Neuro - protective activity in animal models of various neurodegenerative diseases ▪ Mild and rare side effects, most of them reversible ▪ MinoGuard successfully completed a phase 2 a, 70 - patient randomized, prospective, double blind, placebo controlled clinical trial ▪ Improved positive signs and cognitive signs ▪ Reduced negative symptoms and side effects ▪ XTLbio has a worldwide exclusive license for SAM - 101 from MinoGuard for the treatment of psychotic disorders focusing on Schizophrenia SAM - 101 for Schizophrenia: Drug Overview

SAM - 101 : Addresses unmet needs Compliance improvement Treatment for partial responders Cognitive symptoms treatment Negative symptoms treatment Better side - effect profile SAM 101 was effective in treatment of acute, stabilized and treatment - resistant patients SAM 101 showed significant improvement in negative symptoms SAM 101 showed significant improvement in various cognitive symptoms Less patients in treatment group showed weight gain and more remained stable Due to better efficacy and less side - effects, SAM 101 may improve compliance Could treat anxiety , the main schizophrenia co - morbidity

SAM - 101 : Independent Clinical Studies: Schizophrenia Patients Location # of pat. (C/R) Duration (months) Daily Dose (mino) Stage of disease Type of trial Study Endpoints Israel  21/54 6 200 mg O.D First episode - acute Double - blind, placebo - controlled Primary: negative Secondary: cognitive symptoms, function, positive University of Manchester 100/120 12 200 mg O.D First episode - stabilized Rater - blind, placebo - controlled Primary: negative and cognitive symptoms. Secondary: positive Japan 2 22 1 150 mg T.I.D Treatment - resistant Open label Positive and negative symptoms (PANSS)  Levkovitz Y, Mendlovic S, et al. J. Clinical Psychiatry ( In Press)   Miyaoka T et al. Clinical Neuropharmacology 31 , October 2008 3 Prog Neuropsychopharmacol Biol Psychiatry. 2007 May 9 ; 31 (4): 968 - 9 . 4 Prog Neuropsychopharmacol Biol Psychiatry. 2007 Jan 30 ; 31 (1): 304 - 7 5 CNS Neurol Disord Drug Targets. 2008 Oct; 7 (4): 376 - 81 . Other clinical observations support the hypothesis 3 , 4 , 5 C: completers R: randomized  Independent studies demonstrate efficacy of combination therapy, SAM - 101

SAM - 101 : Independent Clinical Study Results Israeli Study Manchester Study Results Reduced Negative Symptoms (SANS): flattening, apathy, alogia , asociality , disturbance in attention : Reduced Negative Symptoms (PANSS Negative) flattening, apathy, alogia , asociality , disturbance in attention Improved Cognitive Signs (CANTAB): improved performance in spatial working memory, attention set shifting abilities, and executive function : Improved Neuropsychological Measures Stroop word, Stroop Color Word Improved General Function (GAF): social and occupational functioning, Quality of Life, community ability : Reduced Side Effects study group gained less weight than placebo group Reduced Side Effects: less patients showed weight gain No difference in positive symptoms as compared to the placebo group No difference in positive symptoms compared to the placebo group

▪ Ongoing market research is currently being conducted with KOLs (Defined Health) ▪ KOLs interviewed to date agree that SAM 101 promises to address a major unmet need in the treatment of schizophrenia ▪ Key points of KOL interest in the SAM - 101 program: ▪ MoA - combines anti - inflammatory and neuroprotective properties) ▪ Addresses negative and positive symptoms across various stages/subpopulations of the disease (early phase, stabilized, treatment - resistant) ▪ Results are replicated across three independent clinical studies ▪ Phase 2 a data on improvement in negative and multiple cognitive endpoints look promising and warrant further analysis and investigation ▪ Clean side effect profile and reduction of weight gain associated with baseline antipsychotic therapy SAM - 101 : Potential for Phase 2 b

 Summary and Next Steps

XTLbio – Next Steps 1 ▪ hCDR 1 : ▪ Finalizing CAB/Protocol ongoing ▪ Regulatory work including CMC for 0.25 mg dose ▪ “First Patient In” Phase IIb expected end 2014 /beginning 2015 ▪ “Last Patient In” expected 12 months later ▪ Interim data (mid - 2016 ) 2 ▪ rHuEPO for MM ▪ Regulatory process with FDA ongoing ▪ IND and “First Patient In” expected mid - 2014 ▪ SAM 101 for Schizophrenia ▪ Formulation development (for combination) for Phase IIb trial of SAM 101  1 Subject, in some cases, to necessary financing 2 Subject to regulatory approval

XTLbio – Summary ▪ Company has three Phase II assets ▪ Each addresses a significant unmet medical need ▪ Each has [interesting and/or compelling] clinical data ▪ Each has a game plan that, if successful, should result in significant value appreciation ▪ Such game plan should result in significant clinical data in a reasonable amount of time ▪ Such game plan can be achieved by XTL ▪ Finance requirements are reasonable/manageable ▪ XTL can manage the two proposed clinical trials simultaneously

Thank you!

Backup Slides – hCDR 1 for Lupus

Pre Defined BILAG Responder Definition: Substantial Responder (SR) - All systems at LOV are either C or D/E provided that at least one system was either A or B at baseline. Partial Responder (PR) - At least one system improved and at least one system without improvement from A or B to C or D/E at LOV, and no deterioration from C or D/E at baseline to A or B at LOV in other systems. Non Responder (NR) - Same BILAG score in LOV as in baseline in all systems or new A or B in at least one system compared to baseline (other systems may improve or deteriorate). PRELUDE – Secondary Endpoint; BILAG Responders

Backup Slides – SAM 101

Phase I – 3 w Stabilization Open phase Randomization Placebo + AP Minocycline + AP Screening Baseline Phase II – 24 w Continuation Double - blind Parameters Tested Primary: Negative (SANS) Secondary: Cognitive (CANTAB), Function, Positive (PANSS) Large - scale ( 54 randomized patients), prospective, double blind, placebo control trial Israeli Phase IIa SAM - 101 Study Design Placebo + AP n= 70 n= 54 n= 36 n= 18 n= 8 n= 13

Sanss Total 0 10 20 30 40 50 60 Week 1 (V1) Week 3 (V3) Week 9 (V6) Week 17 (V8) Week 25 (V10) No. Placebo Minocycline * * SAM 101 Reduces Negative Symptoms (Israel trial) 0 5 10 15 20 -2 0 Base line Week 6 Week 14 Week 22 Score Minocycline+atypical antipsychotics Placebo+atypical antipsychotics NEGATIVE (SANS) POSITIVE (PANSS) No difference in positive symptoms

SAM 101 in Cognitive Functions (Israel trial)

SAM 101 Improves General Function (Israel trial)

SAM 101 Prevents Weight Gain (Israel trial) 0.2 = 20 % of patients

Safety and Tolerability (Israel trial) Minocycline - related Adverse Events: Two patients with mild pigmentation Two patients suffered from GIT symptoms Minocycline + atypical antipsychotics none Placebo + atypical antipsychotics Minocycline + atypical antipsychotics Placebo + atypical antipsychotics Minocycline ( 200 mg/day for 6 months) is well tolerated and safe for patients suffering from schizophrenia

SAM 101 Reduces Negative Symptoms (Manchester trial) POSITIVE (PANSS) No significant difference in positive symptoms PANSS Positive 0 5 10 15 20 baseline 1 year score Placebo Minocycline PANSS Negative 0 5 10 15 20 25 baseline 1 year score Placebo Minocycline PANSS NEGATIVE * Baseline - 1 Y P< 0.01

SAM 101 Improves Cognitive Functions (Manchester trial) Stroop Word Color 0 20 40 60 80 100 120 140 baseline 1 year score Placebo Minocycline Stroop Color 0 50 100 150 200 250 baseline 1 year score Placebo Minocycline * Baseline - 1 Y P< 0.03 Baseline - 1 Y P< 0.07

Combination Therapy Reduces Weight Gain (Manchester trial)